370	Additional information

Exhibit 15.1

Letter from Aegon N.V.’s Independent Registered Accounting Firm for the audited fiscal years covered by this Annual Report.

March 19, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E. Washington, D.C.

20549-7010

Ladies and Gentlemen:

We have read the section referenced as Item 16F on page 348 under the heading ‘Change in Registrant’s Certifying Accountant’ of Aegon N.V.’s Annual Report on Form 20-F for the year ended December 2013 and are in agreement with the statements contained in the second and third paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young Accountants LLP

The Hague, The Netherlands

Annual Report on Form 20-F 2013